Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
SAP America, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-41762 and 333-63496) on Form S-8 of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung of our report dated June 24, 2004, with respect to the statements of net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, and the supplemental schedule of assets (held at end of year) which report appears in the December 31, 2003 Annual Report on Form 11-K of SAP America, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 24, 2004